CONSENT OF AMEC AMERICAS LIMITED

I, Steve Toevs, on behalf of AMEC Americas Limited, consent to the inclusion in this registration statement on Form 40-F of NovaCopper Inc., which is being filed with the United States Securities and Exchange Commission, of references to AMEC Americas Limited’s name and to the use of “Galore Creek Copper-Gold Project NI 43-101 Technical Report on Pre-Feasibility Study, British Columbia – Canada” dated September 12, 2011 and “Donlin Gold Project, Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” effective November 18, 2011, amended January 20, 2012.

DATED:	March 1, 2012

On behalf of:

AMEC AMERICAS LIMITED

/s/ Steve Toevs
Name: Steve Toevs
Title: Vice President, Finance